VERIS GOLD CORP. (Formerly, YUKON-NEVADA GOLD CORP.)

Management’s Discussion and Analysis

For the year ended December 31, 2013

The following management’s discussion and analysis (‘‘MD&A’’) is intended to supplement the consolidated financial statements of Veris Gold Corp. (the “Company” or “Veris”) for year ended December 31, 2013, and related notes thereto, which have been prepared in accordance International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (”IASB”). All figures are in United States (“US”) dollars unless otherwise noted. References to (“CAD”) are to Canadian dollars. This MD&A has been prepared as of April 14, 2014.

The Company’s shares are listed on the TSX (trading symbol – “VG”) and the Frankfurt Stock Exchange (trading symbol – “NG6A”) and at April 14, 2014 the Company had 154,378,365 shares outstanding.

FOUTH QUARTER AND ANNUAL OVERVIEW

Key operating results:

•	The Jerritt Canyon operations produced 139,556 payable ounces in the year ended December 31, 2013 (the “Year” or “2013”), representing a 32% increase from the 105,626 ounces produced in the year ended December 31, 2012 (the “Prior Year” or “2012”). In the fourth quarter of 2013 (“Q4-13”) 33,533 payable ounces were produced, comparable to the 31,754 ounces produced in the fourth quarter of 2012 (“Q4-12”), despite the shutdown of the Milling operations in mid-December 2013, as further explained below.

•	On December 19, 2013 operations at the Company's Jerritt Canyon processing facility were halted due to an electrical arc-flash explosion that took place in the primary crushing building. This incident affected the remaining milling operations and resulted in an unscheduled temporary shut-down of Jerritt Canyon for the remainder of December. This negatively affected production during December and the fourth quarter of 2013, ultimately leading to a significant shortfall in production and the Company being unable to make the scheduled December 2013 gold deliveries under each of the two forward gold purchase agreements held with Deutsche Bank AG, London Branch (“DB”). As a result of the non-delivery or payment at December 31, 2013 DB issued a Notice of Event of Default to the Company on January 28, 2014. This event has accelerated the Company’s plan to refinance the existing debt facilities, including the DB Gold Forward Facility, and the Board has appointed a Special Committee to oversee this process. The processing facility, and all other affected areas, became fully operational on January 14, 2014. During the shutdown period all three mining operations were also closed from December 24, 2013 to January 6, 2014, in order to conserve the cash on hand.

•	Total mine production for 2013 and Q4-13 was over 1,024,030 and 271,160 tons containing over an estimated 167,970 and 46,500 ounces, respectively. This mining production represents a 49% and 26% increase from the 687,020 and 215,074 tons mined in 2012 and Q4-12, respectively; and, is a 51% and 23% increase in the 111,470, and 37,660 estimated contained ounces from the tons mined in 2012 and Q4-12, respectively. The major contributor to the additional mine production in 2013 was over 182,140 additional tons, containing an estimated 36,730 ounces, being delivered in 2013 from the Starvation Canyon mine, which opened in the second quarter of 2013 and reached management-intended production levels in mid-2013.

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•	In 2013, and in Q4-13, the Jerritt Canyon roaster facility achieved total average throughput of 3,288, and 3,343 tons per day (“TPD”), respectively. This throughput is 23%, and 3% higher than 2,680 and 3,232 TPD of throughput achieved in 2012 and Q4-12, respectively.

•	During 2013 and Q4-13 the Company processed approximately 119,290 and 48,760 tons, respectively, of third party ore (primarily Newmont) resulting in additional toll milling revenues which was newly added in 2013.

•	On December 2, 2013 the Company closed a public offering (the "Offering") for aggregate gross proceeds of approximately C$5.9 million. The Offering included the issuance of 8,488,780 Units at a price of C$0.405 per Unit; and, 6,515,628 Flow-Through Units at a price of C$0.43. Each Unit and Flow-Through Unit is comprised of one common share of the Company and one half of one common share purchase warrant. Each whole Unit and whole Flow-Through Unit Warrant has an exercise price of C$0.50 and entitles the holder thereof to acquire one common share of the Company until December 2, 2016.

Key financial information:

•	The Company sold 140,683 ounces and 31,557 ounces in 2013 and Q4-13, respectively. This is a 40% increase from the 100,834 ounces sold in the Prior Year, and is comparable to the 32,198 ounces sold in Q4-12.

•	The Company recorded a net loss of $66.7 million and $47.8 million, during 2013 and Q4-13, respectively. This represents a $46.7 million and $34.9 million increase from the $20.0 million and $12.9 million net loss recorded in 2012 and Q4-12, respectively. Gold sales revenue in 2013 was $187.9 million compared to $160.6 million in 2012, a significant increase of 17% despite the average gold price-per-ounce ($/Oz) declining 16% from $1,665/Oz in 2012 to $1,397/Oz in 2013.

OVERVIEW

Veris Gold Corp. (“Veris” or the “Company”) is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. The Company’s gold production and exploration activities are carried out in the United States and Canada. Gold is produced in the form of doré, which is shipped to refineries for final processing. The profitability and operating cash flow of Veris is affected by various factors, including the amount of gold produced, the market price of gold, operating costs, interest rates, regulatory and environmental compliance, the extent of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs. Veris is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Veris receives its revenues through the sale of gold in U.S. dollars, while costs are incurred in both U.S. and Canadian currencies. Therefore, movements in the exchange rate between the Canadian and the U.S. dollars have an impact on profitability.

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Jerritt Canyon

The Jerritt Canyon operation consists of a roaster milling facility and three underground mines, Starvation Canyon, Smith and SSX-Steer, and is located in Nevada, U.S.

Jerritt Canyon Operating Highlights

(dollars in thousands except for per ounce amounts)

	Total 2013	Q4 2013	Q3 2013	Amended Q2 2013 (2)	Q1 2013
Gold (troy ounces)
Payable Ounces Produced	139,556	33,533	37,544	38,018	30,461
Gold Ounces Sold	140,683	31,557	42,760	36,590	29,776
Gold sales (2)	$187,911	$40,622	$56,993	$44,936	$45,360
Cost of gold sold	$180,885	$46,023	$49,095	$42,141	$44,944
Average gold price per ounce (1)	1,397	$1,331	$1,331	$1,388	$1,625

	Total 2012	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Gold (troy ounces)
Payable Ounces Produced	105,626	31,754	35,524	25,249	13,099
Gold Ounces Sold	100,834	32,198	31,763	24,073	12,800
Gold sales	$160,561	$51,799	$51,487	$36,386	$20,889
Cost of gold sold	$134,350	$36,265	$36,889	$39,530	$21,666
Average gold price per ounce (1)	$1,665	$1,703	$1,667	$1,606	$1,720

(1) Since Q3 2011 the calculated average gold price per ounce includes an adjustment for the amount of consideration ($850 per ounce) that is withheld by Deutsche Bank as repayment of the forward gold purchase agreement.

(2) Gold Sales amount does not include either (a) toll milling revenue, which commenced in Q2-2013 (Q4-2013: $3.1 million, Q3-2013: $3.3 million, Q2-2013: $1.7 million); nor (b) gold produced from Starvation Canyon and sold during the quarter during the period where for accounting purposes the mine was treated as a development asset (Q2-2013: 2,453 ounces, $3.5 million gold sales).

Mining

The Company mined a total of 1,024,030 tons during 2013 and 271,160 tons in the Q4-13, containing an estimated 167,970 ounces and 46,500 ounces, respectively. This mining production represents a 49% and 26% increase from the 687,219 and 215,074 tons of mine production in 2012 and Q4-12, respectively; and is a 51% and 23% increase in the estimated 111,378, and 37,660 ounces estimated to be contained in tons mined in the respective 2012 periods. The majority of this additional mine production in 2013, compared to 2012, arose from the Company’s newest mine, the Starvation Canyon mine, which began delivering ore late in the first quarter of 2013 and reached production levels intended by management in mid-2013.

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In 2013 and Q4-13 Small Mine Development, LLC (“SMD”) delivered from the Smith mine approximately 526,180 and 132,180 tons or ore containing an estimated 82,309 and 21,112 ounces respectively. This represents mine production of over 1,400 tons-per-day (“TPD”) in both 2013 and Q4-13, well above the targeted 1,200 TPD. This is a significant increase of mined ore from the Smith mine compared with the approximately 405,900 and 108,290 tons mined in 2012 and Q4-12, containing an estimated 66,500 and 19,000 ounces respectively. On tons-per-day basis this translates to 1,112 and 1,177 TPD in 2012 and Q4-12, respectively, 30% and 22% lower than the mining rates achieved during most of 2013 and Q4-13. The estimated average blended grade achieved at the Smith mine was 0.16 ounces-per-ton (“OPT”) for both the year and quarter ended December 31, 2013, comparable to the 2012 average grade of 0.16 OPT estimated from Smith but a 0.02 OPT decrease from the 0.18 OPT estimated in Q4-12.

Q4-12 was the second complete quarter of full mine production at the Starvation Canyon mine which opened in the second quarter of 2013. In Q4-13 over 76,780 tons of ore was mined containing an estimated 15,750 ounces, this representing an average mined grade of 0.21 OPT. This mining rate translates to over 830 TPD for the quarter, a significant increase from the approximately 610 TPD mined in the previous quarter, and well above the 700 TPD that was expected. The Company continues to explore opportunities to continue to achieve these increased production levels from Starvation Canyon.

Mine production at the Company operated SSX-Steer mining complex (“SSX”) was 315,707 and 62,190 tons for the 2013 year and Q4-13, containing and estimated 48,930 and 9,630 ounces, respectively. This represents mining rates of approximately 860 and 670 TPD in 2013 and Q4-14, respectively, less than the targeted 1,000 TPD. Although the 2013 SSX production increased 12% and 9% from the 2012 production of approximately 281,310 tons containing an estimated 44,860 ounces, this was a significant decline from the approximated 106,770 tons containing an estimated 18,560 ounces mined during Q4-12 when the mine was operating at the targeted levels of 1,200 TPD. This fourth quarter decrease was largely the result of an unscheduled Jerritt-Canyon-wide shut-down that took place during the last 10+ days of December 2013, further detailed below. This shutdown reduced the average TPD SSX mining rate to approximately 670 TPD in Q4-13, compared to approximately 1,160 TPD achieved in Q4-12. The average grade-per-ton mined in 2013 and Q4-13 was 0.16 OPT and 0.15 OPT, comparable to the 0.16 OPT and 0.17 OPT in 2012 however with some decrease as the Company continues to optimize the development of this mine. The SSX mining rate for 2013 as a whole was an approximated 860 TPD, a 12% increase from the 770 TPD approximated for 2012, though considerably lower than the 1,000 TPD targeted from the mine. Aside from the unscheduled 4th quarter 2013 shutdown there were additional production shortfalls at the SSX resulting from delays in development and equipment availability, including underground trucks. The operation obtained a second Sandvik cubex drill in the fourth quarter in order to increase the pace of development, and additional senior engineering personnel were added in order to increase the knowledge and skill base of the existing team. These additions are expected to increase the SSX mine production rates to the 1,000+ TPD targeted for 2014.

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Processing

The Jerritt Canyon roaster facility processed approximately 1,203,422 and 307,550 tons in 2013 and Q4-13, respectively, a 23% increase and 3% decrease from the approximately 978,260 and 297,350 tons processed through the roasters in 2012 and Q4-12, respectively. The decrease in mill throughput in Q4-13 arose due to an unanticipated shutdown of operations commencing in mid-December that lasted throughout the remainder of the year (the “Shutdown”). The Shutdown was caused by an electrical arc flash explosion that occurred in the primary crushing building during a scheduled down period on December 19, 2013. This explosion was the direct result of operator error in failing to follow the clearly labelled directions for disabling the circuit breaker and a further failure to test the related wire prior to cleaning it with a metal handled brush. The contact from the brush handle on the wire triggered a short 0.5 second electrical arc that reached a temperature of approximately 35 million degrees centigrade, which in turn generated an explosion causing damage to surrounding equipment. The operator sustained non-life-threatening injuries from the accident and has since fully recovered. Further issues arose when on December 19, 2013 the refinery heat exchanger (“HX”) failed as a result of an oil leak and required replacement. The initial replacements both failed within short periods of installation and the Company was required to source a completely new unit, which arrived approximately ten days after the order date. The HX issue and the accident resulted in the Shutdown lasting throughout December, 2013 and into January, 2014. The roaster milling facility, and all other areas affected by the HX and Accident, became fully operational on January 14, 2014 although it took an additional two weeks to reach normal operating levels again.

During 2013 and Q4-13 the Company processed over 119,290, and 48,760 tons of third party ore (primarily Newmont) through the Jerritt Canyon roaster facilities which resulted in an additional $8.1 million of toll milling revenues in 2013, where no such toll-milling production or related revenue existed in 2012.

Exploration

Underground Definition Drilling (Contractor and Veris) – Smith, SSX, and Starvation Canyon Mines

For the Q4-13 a total of 484 cubex reverse circulation definition drill holes totaling 56,110 feet (Table 1) were completed at the Smith, SSX-Steer, and Starvation Canyon (“Starv”) underground mines by Veris, and SMD.  SMD continued drilling underground definition drill holes using their own cubex (RC) drill in the Smith mine, focusing on Zones 2, 4, and 8 where a total of 31,760 feet in 332 drill holes were completed.  The Company drilled a total of 8,885 feet in 62 cubex drill holes in the SSX mine at Zones 1, 5, and 7. Of the SSX total, 47 of the drill holes totaling 7,190 feet were drilled for exploration.  A second underground reverse-circulation drill was purchased by the Company in October for mine development use at SSX. In addition, 90 cubex drill holes totaling 15,465 feet were drilled by SMD in the SE6890axS2 heading at the Starvation Canyon mine by SMD.

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Table 1. 2013 Underground reverse circulation (cubex) drilling quantities restatement by Quarter:

2013	Quarter 1		Quarter 2		Quarter 3		Quarter 4		2013 Total
	# Dh	Feet	# Dh	Feet	# Dh	Feet	# Dh	Feet	# Dh	Feet
UG Mine
SSX
-Def	62	10,440	70	7650	17	4,095	15	1,695	164	23,880
-Expl	0	0	43	11,125	22	5,640	47	7,190	112	23,955
Subtotal	62	10,440	113	18,775	39	9,735	62	8,885	276	47,835

Smith
-Def	269	33,615	251	32,600	306	31,530	332	31,760	1,158	129,505
-Expl	0	0	0	0	0	0	0	0	0	0
Subtotal	269	33,615	251	32,600	306	31,530	332	31,760	1,158	129,505

Starv
-Def	35	4,490	110	11,857	64	7,140	90	15,465	299	38,952
-Expl	0	0	0	0	0	0	0	0	0	0
Subtotal	35	4,490	110	11,857	64	7,140	90	15,465	299	38,952

TOTAL
-Def	366	48,545	431	52,107	387	42,765	437	48,920	1,621	192,337
-Expl	0	0	43	11,125	22	5,640	47	7,190	112	23,955
GRAND TOTAL	366	48,545	474	63,232	409	48,405	484	56,110	1,733	216,292

During the twelve months ended December 31, 2013, a total of 1,733 definition and exploration cubex drill holes totaling 216,292 feet were completed at the Smith, SSX, and Starvation Canyon underground mines (Table 2). Of this total, 23,955 feet in 112 drill holes were completed for exploration purposes.

Underground Diamond Drilling (Contractor) – SSX Mine:

During Q4-13, up to two contract diamond drills operated underground at the SSX mine for the first two-thirds of the quarter. Eighteen underground diamond drill holes totaling 11,760 feet were completed in the fourth quarter as shown in Table 2 below.  Included in this fourth quarter total are 13 exploration diamond drill holes totaling 7,831 feet from Zones 4, 5 and 7. The other five drill holes were completed for resource conversion. The underground diamond drilling ceased in late November to conserve cash and focus on other mine development priorities. Final assays for two exploration diamond drill holes from SSX Zone 5 were received in Q4-13.

During the twelve months ended December 31, 2013, fifty-seven underground diamond drill holes totaling 43,670 feet were completed at the SSX underground mine (Table 2). Of this total, 34,532 feet in 48 drill holes were completed for exploration purposes. The remaining 9 drill holes were completed as resource conversion targets. Final assay results for all but seven of the fifty-seven 2013 diamond drill holes have been received from ALS as of December 31, 2013.

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Table 2. 2013 Underground SSX diamond drilling quantities restatement by Quarter.

2013	Quarter 1		Quarter 2		Quarter 3		Quarter 4		2013 Total
	# Dh	Feet	# Dh	Feet	# Dh	Feet	# Dh	Feet	# Dh	Feet
UG Mine
SSX
-Res. Conv.	0	0	0	0	4	5,209	5	3,929	9	9,138
-Expl	9	7,203	11	8,367	15	11,131	13	7,831	48	34,532
Total	9	10,440	11	8,367	19	16,340	18	11,760	57	43,670

Notes: Res. Conv. = Resource Conversion drilling (from inferred to indicated or measured classes).

The goal of the 2013 and 2014 underground diamond drilling programs are to convert resources to reserves and to explore for additional resources in order to extend the current 6 year Life of Mine plan (as identified in the current December 31, 2012 NI 43-101 Technical Report).

During Q4-13, construction recommenced for the planned 1,000+ foot long exploration drift from Zone 1 to Zone 9 at SSX and totaled 75 feet. As of December 31, 2013 the drift face has been advanced a total of 175 feet. Excavation of this drift will continue in 2014 and will eventually become a development drift. This drift is critical in order to help convert resources to reserves at the northeastern Zone 9 West Mahala inferred resource pod and to allow additional near-mine exploration from several new drill stations as well as expand access for mining in Zone 1. Drilling will start from the drift once the Company restructuring is completed, the drill stations are established, and the 2014 exploration monies are secured and approved by Management. The 2014 exploration budget was compiled for various funding scenarios during the fourth quarter.

Surface Exploration

The Company did not conduct any surface exploration drilling at Jerritt Canyon during the year or the quarter ended December 31, 2013.

Planning continues for the 2014 surface exploration programs. Drilling targets are being prioritized and will include both underground and open pit resources. Primary areas under consideration for drill testing include: West Starvation Canyon, West Mahala, Mahala Basin, Winters Creek, Mill Creek, Coyote (West Murray), California Mountain, ND Fault Zone, Burns Basin, Warm Creek, and Pie Creek.

Modeling

Geological modelling, including block model revisions, for the three active mines using an updated drill hole assay database were started in late October 2014 and finished by mid-November in order to help support the mine planning and operations teams.

Geologic modelling at the three active mines also started in late December 2013 using an updated end of the year drill hole database.

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Environmental

During Q4-13 Jerritt Canyon continued to complete capital and restoration projects related to legacy environmental issues identified by the Nevada Division of Environmental Protection (“NDEP”) and management. Key capital projects during the quarter included completion and startup of the second tailings facility (“TSF2”) and the water storage reservoirs as well as completing the installation of additional air pollution control work that had commenced in the second quarter of 2013.  The commencement of operations of TSF2 allowed Jerritt Canyon to begin diverting tailings from the mill from the original tailings facility (“TSF1”) and begin the process of filling in the remaining area of TSF1 with tailings solids to facilitate the eventual capping and reclamation of that site.

Primary restoration projects occurring during Q4-13 included the completion of the resurfacing of the final Rock Disposal Area (“RDA”), Snow Canyon, to diminish the amount of snowmelt and runoff to reduce the infiltration at that site, continued recovery of groundwater beneath TSF1; and determination of the ongoing research and studies on the preferred water treatment method for the RDAs, with submittal of the preferred method to be made to the regulators.

During Q4-13 the Company and the NDEP negotiated and executed a second modified consent decree (the “Second Modified CD”), modifications were made to remove all the completed items included in the previous Consent Decree. As well, the modifications further refined the timelines for the remaining restoration projects, primarily the engineering, design and implementation of facilities for the treatment of water seepage from the resurfaced RDA sites. In conjunction with these revised timelines for the water treatment plans, the Second Modified CD also includes an agreement by the Company to secure $10 million of bonding before May 30, 2014, to provide surety for the potential solutions that will be put in place. By securing this bonding the Company can avoid the outstanding penalties and interest amounts potentially due to the NDEP, which could total as much as $10.5 million. As of the date of this MD&A the bonding has not yet been established however the Company is in ongoing discussions with the NDEP regarding the anticipated timing for the placement of the required bonding. The Company has recorded a provision of $10.6 million for penalties which could be payable in the event that the Company is unable to place the required bonding under the Modified CD.

On April 22, 2009, the Company received a notice of complaint from the U.S. Department of Justice (“DOJ”) representing the Environmental Protection Agency (“EPA”), alleging the Company had violated specific provisions of the Resource Conservation and Recovery Act relating to the generation, storage, handling, and disposal of hazardous wastes at the Jerritt Canyon facility.  The Company responded to the allegations and had numerous discussions with the EPA on the matter in order to determine the nature of the violations.  In December of 2013 the Company negotiated a tentative settlement with the DOJ and the EPA which involves entering into a Consent Decree (“CD”) outlining the ongoing reporting requirements of the Company and, once this CD is ultimately and duly entered by a court of competent jurisdiction, a settlement payment of $1.0 million will be due within 60 days thereof.  No admission of fault has been made with respect to these matters.  Based on numerous factors, including economic considerations such as the ultimate cost and time required to prepare a defense of this matter, The Company made the decision that it would be better served with a settlement arrangement in this manner.

On September 30, 2013, the EPA filed an administrative complaint in EPA Region IX against the Company alleging violations of the Emergency Planning and Community Right-to-Know Act for the alleged failure to properly file Toxic Release Inventory Form Rs.  The Company has responded to the EPA and been engaged in ongoing discussions with the EPA in order to determine the nature of the alleged violations.  Discussions continue to proceed toward a possible settlement and discussions on settling the matter without admitting liability are actively underway.  The final outcome and the extent of any potential liability or settlement payment(s), if any, is not yet determinable.

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Ketza River

The Company did not conduct any exploration drilling during 2013 at Ketza River.  During the Q4-13, the Company continued to collect additional environmental baseline data to support the company’s permitting activities, including water quality and flow data. The Company is still pursuing a water license for the existing tailings pond. Maintenance activities and environmental monitoring associated with the existing tailings pond is ongoing with some activities mandated by regulatory authorities. Cleanup of the existing mill facility also continued during the fourth quarter.

The Company continued to work on providing supplementary information as requested by the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) as part of their assessment of the proposed re-opening of the mine.  The Company received approval from YESAB in the third quarter to extend the adequacy review submission date to July 31, 2014.

Other permitting work in December included the preparation of the application for renewal of the company’s Quartz Mining Land Use permit which expires in June 2014. This application requires submissions to the Yukon Government Energy, Mines, and Resources (EMR) Department and YESAB and will enable the Company to engage in additional exploration work. The Company began work on the post-season report documenting any exploration and reclamation activities undertaken during the 2013 field season. The post-season report is due to EMR in January 2014.

In Q4-13 a non-cash impairment charge of $33.3 million was taken on the Company’s Ketza River property located in the Yukon, Canada (“Ketza”). The Ketza impairment decision was precipitated by recently observed impairment indicators, including the decline in the market price of gold in 2013; and, the general deterioration of precious-metals-mining companies’ market capitalizations, including the Company’s. The major contributor to the ultimate impairment decision was the 2013 decrease in gold price, which resulted in reductions to both estimated future short-term, and long-term, gold prices. Future gold prices are used to estimate the recoverable fair-value of the Company’s assets, including Ketza. In the current year a future gold price of $1,300 per ounce was used to do such an estimate of Ketza recoverable amount, this assumed future gold price being $300 lower than the $1,600 per ounce assumed for the prior year estimation. Based on the results of the current year analysis, it was determined that the pre-impairment carrying amount of Ketza was in excess of the estimated recoverable amount, and an impairment was taken accordingly. As previously described, management continued to work on the Ketza River property throughout 2013 and still plans to continue the permitting process in 2014 while continuing to monitor the project for any further impairment indicators as the project progresses.

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SELECTED ANNUAL FINANCIAL INFORMATION

(In thousands of dollars, except for share and per share amounts)

	2013	2012	2011
Statement of Operations
Revenue	$195,979	$160,561	$105,116
Cost of gold sold	180,885	134,350	130,975
Gross margin before depreciation & depletion (1)	15,094	26,211	(25,859)
Loss income from operations	(45,093)	(26,072)	(41,474)
(Loss) income before taxes	(75,301)	(27,929)	26,190
Net (loss) income	(66,652)	(20,015)	26,382
Basic (loss) income per share	(0.56)	(0.21)	0.31
Weighted average # of shares outstanding (basic)	119,297,144	97,371,112	84,564,832
Statement of Financial Position
Cash and cash equivalents	$1,161	$9,295	$2,261
Total assets	312,951	348,459	327,646
Total non-current liabilities	67,131	166,269	162,495

(1)	Gross margin before depreciation & depletion (“D&”D) is a non-GAAP measure that the Company considers to be a good indicator of the Company’s achieved operating results before being adjusted for non-cash D&D to arrive at mine operating earnings.

RESULTS OF ANNUAL OPERATIONS

The Company had a net loss of $66.7 million for the year ended December 31, 2013, compared to a loss of $20.0 million in 2012, representing a $46.7 million increased loss. The increased loss in 2013 is primarily the result of the following items, all of which are described in detail below: (i) a $11.1 million decrease in revenue less cost of sales (“Gross-margin before D&D”); (ii) a $8.7 million increase in depreciation and depletion expense (“D&D”); (iii) a $1.5 million increase in non-cash impairment charges; (iii) a $2.2 million decrease in general and administrative expense; (iv) $15.7 million increase in interest expense; (v) a $4.1 million decrease in non-cash derivative gains; (vi) $10.6 million increase in environmental expense for an environmental provision; and (vii) a $0.9 million increase in non-cash future income tax recovery.

The lower Gross-margin before D&D in 2013, compared to 2012, is primarily attributable to the decline in the market price of gold experienced in 2013, where the average price of gold was $1,397 per ounce, 16% less than the average $1,665 per ounce in 2012. This diminished gold price resulted in the equivalent loss of 2013 gold revenues of approximately $38 million, which in turn resulted in costs of sales as a percentage of sales increasing from 84% in 2012, to 92% in 2013.

Revenue:

For the year ended December 31, 2013, the Company realized gold sales of $187.9 million on the sale of approximately 140,680 ounces of gold, this compares to $160.6 million on sales of 100,834 ounces of gold sold in 2012. The number of gold ounces sold in 2013 increased by 39,849 ounces, or 40%, from 2012. This increased volume of sales arising from the significant increase in production experienced in 2013, largely driven by production from the Starvation Canyon mine which opened in Q2-2013. The increase in sales volume was however offset by the declining gold price in 2013, with the average gold price per ounce sold of $1,397, 16% less than the average $1,665 per ounce sold in 2012. The deflated gold price resulted in an estimated $37.7 million decrease to gold sales that would have otherwise been realized had the 2012 average price remained though 2013.

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Included in 2013 revenues was $8.1 million in toll milling revenue recognized in the year, there were no such revenues earned in 2012. This 2013 toll milling revenue was earned on the processing of approximately 119,290 tons of third party ore (primarily Newmont) through the Jerritt Canyon roaster facilities.

Gross-margin before D&D:

In 2013, the Company had a gross income of $15.1 million, compared to $26.2 million in 2012. This $11.1 million, or 42%, decrease in margin was almost exclusively driven by the 16% decrease in gold price as previously discussed. The $46.5 million, or 35%, increase in cost of sales from $134.4 million in 2012 to $180.9 million in 2013 was the direct result of increases in production, which had a similar increase of 32%, going from approximately 105,530 ounces produced in 2012 to approximately 139,556 ounces produced in 2013. This represents 2013 costs-per-gold-ounce-sold of $1,286 which is a 3% decrease to the $1,332 experienced in 2012. The addition of the Starvation Canyon mine, which opened in late Q1-2013, and became a producing mine for accounting purposes in mid-2013, resulted in an additional $16 million of cost-of-sales which were not experienced in 2012.

Impairment of mineral properties:

As previously discussed in Q4-13, a non-cash impairment charge of $33.3 million was taken on the Company’s Ketza River property located in the Yukon, Canada. The impairment charge was largely driven by the 2013 observed decrease in the market price of gold. Future gold prices are used to estimate the recoverable fair-value of the Company’s assets, including Ketza. In the current year a future gold price of $1,300 per ounce was used to do such an estimate, that being $300 lower than the $1,600 per ounce used for the prior year estimation. This reduction in the assumed future gold price led to the determination that the pre-impairment carrying amount of Ketza was in excess of the estimated recoverable amount, and thus resulted in the impairment.

In the fourth quarter of 2012 an impairment charge of $31.8 million was taken on the Company’s Yukon properties, primarily made up of a $30 million impairment charge on the Ketza River property. The 2012 impairment decision was primarily driven by observed impairment indicators - including the late-2012 downturn in industry, specifically in relation to exploration and development stage mining projects, which implied that the current carrying value was not fully recoverable under market conditions existing at that time.

Depreciation and depletion (“D&D”):

The Company had $20.7 million in depreciation and depletion in 2013 compared to $12.0 million in 2012. The higher depreciation in 2013 is due to the increase in the depreciable/depletable mineral property plant and equipment asset base. This increase largely attributable to the second tailings facility going into operation in July, 2013, which increased the base approximately $34 million; and, the Starvation Canyon mine going into production which increased depletable asset base by over $12 million. Increased mining production combined with the increase in depletable mineral property base resulted in depletion increasing from $2.1 million in 2012 to $7.8 million in 2013.

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General and administrative (“G&A”) expenses and share-based payments:

During 2013 the Company incurred general and administrative expenses (“G&A”) of $6.2 million, compared to the $8.4 million incurred in 2012. Included in G&A for the year ended December 31, 2013 is $0.3 million of share based payments, compared to $2.2 million in 2012.

G&A excluding share based payments was $5.9 million in 2013, comparable with the $6.2 million incurred in 2012. These expenses are for corporate head office and transactions costs and are primarily comprised of salary and benefit costs as well as professional and advisory fees.

Total share based payments in 2012 were $2.8 million, of which $2.2 million was included in G&A with the remainder included in cost of sales, this compares to total share based payments in 2013 $0.5 million, of which $0.3 million was included in G&A and the remainder in cost of sales. The 2013 share based payments related primarily to the vesting of 475 thousand stock options granted to employees in the second quarter of 2013 with a strike price of $1.42 and an attributed fair value of $1.21, while the 2012 share based payments primarily related to the vesting of stock options granted to employees and directors in 2012, with an average strike price of $2.76 and a fair-value of $2.43.

Interest expense

Interest expense is comprised:

	2013	2012
Interest on senior secured gold facility	$8,194	$-
Interest on convertible debt	5,186	763
Interest on trade payables	2,445	-
Accretion of decommissioning and rehabilitation provisions	1,707	1,225
Interest on finance leases	458	206
Interest on forward contracts	55	911
Other interest expense (income)	170	(600)

	$18,215	$2,505

Interest expense in 2013 was $18.2 million compared to $2.5 million in 2012. The $15.7 million increase the result of the $8.2 million interest expense recognized on the senior secured gold facility; a $4.4 million increase in interest expense recognized on convertible debt; and $2.4 million in interest on trade payables incurred in 2013. The $8.2 million interest on the senior secured gold facility is due to a Q3-2013 change in the accounting treatment of the senior secured Deutsche Bank gold forward agreements (the “Senior Secured Gold Facility”). With the change in accounting policy the Senior Secured Gold Facility now records periodic interest expense which was not the case in 2012 when deferred-revenue accounting treatment was used on the Senior Secured Gold Facility. The increase in the interest expense on convertible debt in 2013 from 2012 is due to the additional $10 million convertible promissory note issued in April 2012; and, due to the fact that the convertible debentures issued in primarily mid-2012 remained outstanding and incurring interest for the entirety of 2013. The interest on trade payables incurred in 2013 related to interest charges incurred on outstanding amounts due to SMD, the contract miners used for the Smith and Starvation Canyon mine. Included in these costs are $1.7 million in non-cash accretion expense incurred in relation to the decommissioning and rehabilitation liability, comparable to the $1.2 million incurred in the prior year.

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Finance and transaction costs

Finance and transaction costs in 2013 were $2.7 million, comparable to the $3.3 million in 2012. These costs are comprised of the amortization of deferred transactions costs incurred on the issuance of convertible debt and on the Senior Secured Gold Facility; as well as the expensed portion of costs incurred on financing activities undertaken during the year. The $0.6 million decrease in 2013 compared to 2012 is primarily due to amortization of deferred transactions costs no longer being recognized on the Senior Secured Gold Facility since July 1, 2013, as a result of the previously discussed change in accounting treatment.

Derivative gain (loss)

Derivative gains (losses) are comprised of:

	2013	2012
Revaluation of senior secured gold facility	$(12,119)	$-
Gain on warrants	11,969	17,378
Gain (loss) on revaluation of gold forwards	4,004	(7,920)
Gain (loss) on convertible debt embedded derivatives	728	(100)
Gain on senior secured gold embedded derivatives	646	-

	$5,228	$9,358

The most significant change to non-cash derivatives in 2013 compared to 2012 was a $12.1 million loss recognized on the July 1, 2013 revaluation of the Senior Secured Gold facility liability which occurred with the previously discussed change in accounting treatment. There was no such item in 2012, nor are there any future revaluations of the Senior Secured Gold facility going forward.

Non-cash derivative gains in 2013 were $5.2 million compared with $9.4 million in 2012. Warrants denominated in Canadian dollars are revalued at each reporting period with change in fair value recorded to net income. The 2012. As with 2012, the decrease in the Company’s share-price experienced in 2013 resulted in the value of the warrant decreasing, thus resulting in non-cash gains.

Derivative gains of $4.4 million were recognized in 2013 relating to two gold forwards, this compares to a $7.9 million loss recognized on the forwards in 2012. The gain in the current year was the result of the experienced decrease in the market gold price in 2013, thus decreasing the value of the liabilities. The losses incurred in 2012 were the result of extensions in the terms of the agreements increasing the amount of the liabilities.

Environmental costs:

Environmental rehabilitation costs of $14.8 million incurred in 2013 increased from the $4.1 million incurred in 2012 primarily due to the recognition of a provision of $10.6 million for penalties and interest which may be due to the NDEP if the Company is unsuccessful in its ongoing discussions to resolve this matter. These costs incurred primarily arise from the resurfacing work carried out on the historic rock disposal areas as required under the Consent Decree as well as reclamation of historic environmental disturbance that was determined and incurred during the current year.

Foreign exchange (gain) loss:

There was a foreign exchange gain of $0.4 million in 2013 compared to a loss of $1.8 million in 2012. The 2013 gain being the result of U.S. denominated assets held in Canadian entities having increased in value due to the weakening of the Canadian dollar.  The 2012 loss was the result of U.S. denominated assets held in Canadian entities having decreased value due to the strengthening of the Canadian dollar.

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Income taxes:

The Company recorded income tax recovery of $8.6 million in 2013 compared to a recovery of $7.9 million in 2012.  The 2013 recovery was driven by the impairment of Yukon mineral properties with corresponding reduction in deferred income tax liabilities. The 2012 tax recovery arose from the impairment of Yukon mineral properties with corresponding reduction in deferred income tax liabilities. As at December 31, 2013 the Company had non-capital and net operating loss carry forwards of $151.5 million (2012 - $167.2 million) which expire between 2015 and 2033.

SUMMARY OF QUARTERLY RESULTS

(in thousands of dollars, except for share and per share amounts)

	Q4 2013	Q3 2013	Amended Q2 2013	Q1 2013	Q4 2012	Q3 2012(1)	Q2 2012
Statement of Operations
Gold Sales	$40,622	$56,993	$44,936	$45,360	$51,799	$51,487	$36,386
Toll Milling	3,054	3,304	1,710	-	-	-	-
Revenue	$43,676	$60,297	$46,646	$45,360	$51,799	$51,487	$36,386
Cost of gold sold	44,705	49,095	42,141	44,944	36,265	36,889	39,530
Gross margin before D&D (2)	(1,029)	11,202	4,505	416	15,534	14,598	(3,144)
(Loss) income from operations	(41,336)	4,504	(2,733)	(5,528)	(22,034)	8,479	(7,167)
(Loss) income before taxes	(57,536)	(18,178)	5,848	(5,436)	(21,404)	9,027	(8,807)
Net (loss) income	(47,797)	(18,170)	5,856	(6,542)	(12,884)	9,027	(8,313)
Basic net (loss) income per share	(0.31)	(0.15)	0.05	(0.06)	(0.13)	0.09	(0.09)
Weighted average # of shares outstanding (000's)	154,265	117,609	107,641	107,641	101,008	99,653	95,641
Statement of Financial Position
Cash and cash equivalents	1,161	643	5,241	7,103	9,295	6,873	4,320
Total assets	$312,951	$347,283	$339,908	$341,215	$348,459	$364,975	$346,900

(1)	After the completion and commissioning of key upgrades the Jerritt Canyon operations achieved steady state production levels in June 2012 which continued throughout the remainder of 2012 and into 2013.

(2)	Gross margin before depreciation & depletion (“D&”D) is a non-GAAP measure that the Company considers to be a good indicator of the Company’s achieved operating results before being adjusted for non-cash D&D to arrive at mine operating earnings.

RESULTS OF OPERATIONS

The Company had a net loss of $47.8 million in Q4-13, compared to a loss of $12.9 million in the fourth quarter of 2012 (“Q4-12”), representing a $34.9 million increased loss. The increased loss in 2013 is primarily the result of the following items, all of which are described in detail below: (i) a $16.6 million decrease in Gross-margin before D&D; (ii) a $2.4 million increase in D&D; (iii) a $1.5 million increase (decrease) in non-cash impairment charges; (iii) a $0.9 million decrease in G&A expense; (iv) a $4 million increase in interest expense; (v) a $10.6 million environmental provision; and (vi) a $8.6 million increase in non-cash future income tax expense (recovery).

The deterioration of Gross-margin before D&D in Q4-13, compared to Q4-12, is attributable to the decline in the market price of gold experienced in Q4-13 compared to Q4-12. The experienced Q4-13 average price of gold was $1,281 per ounce, this being 25% less than the $1,703 per ounce experienced in Q4-2012. This diminished gold price resulted in the equivalent loss of Q4-13 gold revenues of approximately $13 million.

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Revenue:

For the Q4-13, the Company realized gold sales of $40.7 million on the sale of approximately 31,550 ounces of gold, this compares to $51.8 million on sales of approximately 32,190 ounces of gold sold in Q4-12. The number of gold ounces sold in Q4-13 decreased slightly (2%) despite production being stopped for over 10 days in December, 2013. With gold production and sales consistent with Q4-12 the decreased revenue is attributable to the previously discussed declining in gold prices, the Q4-13 experienced average gold price per ounce sold was over $400 per-ounce, or 25%, less than the Q4-12.

Included in Q4-13 revenues was $3.1 million in toll milling revenue recognized in the year, there were no such revenues earned in 2012. This 2013 toll milling revenue was earned on the processing of approximately 48,760 tons of third party ore through the Jerritt Canyon roaster facilities.

Gross-margin before D&D:

In Q4-13, the Company had a Gross-loss before D&D of $1.0 million, compared to income of $15.1 million in Q4-12. This $14.1 million, decrease was almost exclusively driven by the 25% decrease in gold price as previously discussed. The $8.4 million, or 23%, increase in cost of sales, from $36.3 million in Q4-12 to $44.7 million in Q4-13, which was largely the result of increased mine production and therefor costs. The most significant contributor to this increased production being the Starvation Canyon mine which did not exist in Q4-12 and produced over 76,780 tons of ore in Q4-13, which increased over approximately $8.5 million in costs during the quarter that were not incurred in Q4-12. This increase mine production did not result in the expected additional gold production due to the unanticipated shut-down of the Mill in December 2013. The December shutdown, and resulting repairs and maintenance, also contributed to additional cost-of-sales being incurred in Q4-13, mainly in the form of contract labor.

Impairment of mineral properties:

As previously discussed in Q4-13 an impairment charge of $33.3 million was taken on the Company’s Ketza River property, located in the Yukon. In the fourth quarter of 2012 an impairment charge of $31.8 million was taken on the Company’s Yukon properties, primarily made up of a $30 million impairment charge on the Ketza River property.

Depreciation and depletion (“D&D”):

The Company had $6.1 million in depreciation and depletion in 2013 compared to $3.7 million in 2012. Similar to the year 2013 compared to 2012, the higher depreciation in Q4-13 is due to the increase in the depreciable and depletable asset base, which since 2013 includes the second tailings facility and the Starvation Canyon mine. Increased mining production combined with the increase in depletable mineral property base resulted in depletion increasing from $0.9 million in Q4-12 to $2.5 million in Q4-13.

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G&A expense:

In Q4-13 the Company incurred G&A expense of $0.9 million compared to the $2.1 million incurred in Q4-12. Included in G&A for the Q4-12 was $0.3 million of share based payments, with no share based payment expense incurred in Q4-13.

G&A excluding share based payments was $0.9 million in 2013, compared to $1.8 million incurred in Q4-12. As noted previously these expenses are for corporate head office and transactions costs and are primarily comprised of salary and benefit costs as well as professional and consulting fees, and are incurred predominantly in Canadian dollars. The $0.9 million decrease in Q4-13 from Q4-12 though partially explained by the weakening of the Canadian dollar was mostly driven by decreased salaries, professional services fees, as well as travel and investor relations costs.

Interest expense:

Interest expense is comprised:

	Q4-13	Q4-12
Interest on senior secured gold facility	$3,564	$-
Interest on convertible debt	1,447	423
Interest on trade payables	2,445	-
Accretion of decommissioning and rehabilitation provisions	483	301
Interest on finance leases	124	88
Interest on forward contracts	166	423
Other interest expense (income)	(136)	170

	$8,093	$1,405

Interest expense in Q4-13 was $8.1 million compared to $1.4 million in Q4-12. The $6.7 million increase being almost entirely the result of the $3.6 million of interest expense recognized on the Senior Secured Gold Facility in Q4-13, with no such expense being recognized in Q4-12; $2.4 million of interest on trade payables in 2013; and, a $1.0 million increase in interest expense recognized on convertible debt, including the additional $10 million convertible promissory note issued in April 2013. As previously discussed the interest on trade payables relates to interest charged on outstanding amounts due to SMD. The newly recognized interest on the Senior Secured Gold Facility being due to the Q3-13 change in the accounting treatment as previously discussed.

Finance and transaction costs:

Finance and transaction costs in Q4-13 were $0.3 million compared to the $1.0 million in Q4-12. As described above, these costs are comprised of the expensed portion of costs incurred on financing activities undertaken in the period; as well as the amortization of previously deferred transactions costs, incurred on financing activities. The decrease in these costs in Q4-13 compared to Q4-12, was due to the Senior Secured Gold Facility related deferred transaction costs, and the amortization thereof, no longer existing as part of the July 1, 2013 accounting treatment change. These amortization costs were $0.5 million Q4-12, with no such amortization in Q4-13.

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Derivative gain (loss):

Derivative gains (losses) are comprised of:

	Q4-13	Q4-12
Gain on warrants	4,755	8,980
Gain (loss) on revaluation of gold forwards	-	(4,480)
Gain (loss) on convertible debt embedded derivatives	208	-
Gain on senior secured gold embedded derivatives	444	-

	$5,407	$4,500

Non-cash derivative gains in Q4-13 were $5.4 million compared with $4.5 million in Q4-12. Warrants denominated in Canadian dollars are revalued at each reporting period with change in fair value recorded to net income. As with Q4-12, the decrease in the Company’s share-price experienced in Q4-13 resulted in the value of the warrant decreasing, thus resulting in non-cash gains.

Derivative losses were recognized in Q4-12 relating to two derivative gold forwards were $4.5 million, while no such loss was incurred in Q4-13. The losses incurred in Q4-12 were the result of extensions in the terms of the agreements increasing the amount of the liabilities; throughout Q4-13 the cash-settlement floor price of the gold-forward liabilities was greater than the amount the liability would be based on the prevailing market-price of gold, thus no further gains or losses were recognized in Q4-13.

Environmental costs:

Environmental rehabilitation costs of $13.7 million incurred in Q4-13 compare to the $2.4 million incurred in Q4-12. These costs are represent those required to complete reclamation of historic environmental disturbance that was determined and incurred during the current year. The increase in Q4-13, compared to Q4-12, relate primarily to the $10.6 million provision relating to potential penalties and interest with the NDEP and the $1.1 million provision relating to the EPA settlement previously discussed in the Environmental section.

LIQUIDITY

Cash and cash equivalents decreased from $9.3 million at December 31, 2012 to $1.2 million at December 31, 2013. As at December 31, 2013 the Company had a working capital deficiency of $ 167.1 million compared to a working capital deficiency of $34.3 million at December 31, 2012. This decrease in working capital is primarily the result of: a 48.9 million increase in accounts payable; the $12.1 million revaluation of the Senior Secured Gold Facility in Q3-13, and the $33.3 million previously long-term portion of the facility becoming current in Q4-13; a previously long-term $17.3 million derivative forward contract liability becoming a current liability in Q1-13, the issuance of a $10 million short term promissory note in Q2-13, in addition to the decrease in cash and working capital activities described below.

Operating:

During the year ended December 31, 2013 the Company recorded a net loss of $66.7 million, which, after adjusting for non-cash items, positive changes in working capital of $24.9 million; and subtracting $4.2 million in cash-settled deferred revenue liabilities, resulted in cash outflows of $3.0 million from operations for the year.

This compares to the year ended December 31, 2012 where the Company incurred a net loss of $20.0 million, which, after subtracting non-cash items, including deductive cash changes in working capital of $14.0 million, resulted in cash outflows of $22.3 million, which after adding net deferred revenue proceeds of $9.1 million resulted in operating cash outflows of $13.2 million.

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Changes in non-cash working capital in 2013 have resulted in a $24.9 million cash inflow compared to $14.0 million outflow in 2012. The inflows in 2013 resulted from an increase in operating accounts payable of $31.1 million, a $1.6 outflow resulting from the decrease in accounts receivable; and after adjusting for non-cash items and gold delivered to settle the Senior Secured Gold Facility a $7.8 million cash outflow from the change in inventory.

Changes in non-cash working capital in 2012 resulted in a $14.0 million cash outflow resulting from a decrease in operating accounts payable of $6.8 million; after adjusting for non-cash items an increase in inventory of $6.6 million; and, a $0.6 increase in accounts receivable.

Investing:

Capital expenditures

	Year ended December 31,
		2013			2012
(in thousands)	Property, plant and equipment	Mineral properties	Total	Property, plant and equipment	Mineral properties	Total
Jerritt Canyon - Mill and equipment expenditures	$8,901	$-	$8,901	$23,108	$-	$23,108
Jerritt Canyon - Exploration expenditures & underground mine development	-	12,813	12,813	-	7,166	7,166
Ketza River - Property, plant and equipment expenditures	-	-	-	248	-	248
Ketza River - Exploration/development expenditures	-	2,186	2,186	-	5,509	5,509
Corporate - property plant and equipment expenditures	14	-	14	69	(27)	42
	$8,915	$14,999	$23,914	$23,425	$12,648	$36,073

Significant property, plant and equipment capital expenditures in 2013 include the following:

•	Mobile and mining equipment ($4.5 million)
•	Mill facilities and equipment ($3.8 million)
•	Various mine related equipment ($0.6 million)

Significant property, plant and equipment capital expenditures in 2012 include the following:

•	Environmental and new tailings facility infrastructure ($10.7 million)
•	Mobile equipment ($5.4 million);
•	Ore dryer and bag house ($2.8 million); and,
•	Installation of a digital control system ($1.2 million);
•	Various mill related equipment ($1.5 million)

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Nevada mineral property expenditures during 2013 included the approximate amounts: SSX development including, the new Saval portal, ($4.5 million); Smith mine development ($1.5 million); Starvation canyon mine development, ($3.5 million); and, Jerritt Canyon exploration expenditures ($3.5 million).

Nevada mineral property expenditures during 2012 include payments for exploration and evaluation programs at Burns Basin, Starvation Canyon, Pie Creek, and West Mahala; as well as the construction of underground infrastructure and mine development at the Smith and SSX/Steer mines.

Exploration at Ketza River remained consistent as the Company continued focused on evaluating available data for the preparation of responses regarding the YESAB proposal.

Financing:

On December 2, 2013, the Company closed a public offering of 8,488,780 Units at a price of C$0.405 per Unit and 6,515,628 Flow-Through Units at a price of C$0.43 per Unit for gross proceeds of $5.9 million. Each Unit and Flow-Through Unit was comprised of one common share of the Company and one half of one common share purchase warrant. Each whole Unit and whole Flow-Through Unit Warrant has an exercise price of C$0.50 and entitles the holder thereof to acquire one common share of the Company until December 2, 2016. Of the gross proceeds $4.6 million was attributed to common shares and recorded in equity; $1.1 million was attributed to the warrants and recorded in warrant liability; and, $0.2 million was attributed to a flow-through share premium liability. The Company paid agents fees equivalent to 6% ($0.5 million) of the public offering. The agents’ fees were satisfied with $0.4 million in cash, and 300,088 common shares of the Company. The shares had a value of $0.1 million. 81% of the agents fees were recorded in equity and 19% were recorded in transaction costs and finance fees.

On September 18, 2013, the Company closed a private placement for gross proceeds of $7.6 million, from the issuance of an aggregate of 15,000,000 units at price of C$0.52 per unit. Each unit consisted of one common share and one half of one share purchase warrant exercisable to purchase one additional common share at a price of C$0.60 per share until September 18, 2016. Of the gross proceeds $6.0 million was attributed to common shares and recorded in equity, and $1.6 million was attributed to the warrants and recorded in warrant liability. The Company paid agents fees equivalent to 5% ($0.4 million) of the private placement. The agent’s fees were satisfied with $0.2 million in cash, and 375,000 units under the same terms as the private placement. 79% of the agents fees were recorded in equity and 21% were recorded in transaction costs and finance fees. The Company also issued agents 675,000 broker compensation warrants with a fair value of $0.1 million. 79% of the agents fees were recorded in equity and 21% were recorded in transaction costs and finance fees. Each broker compensation warrant consisted of one common share purchase option exercisable to purchase one additional common share in the Company at a price of C$0.65 per share until September 18, 2016.

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On August 16, 2013, the Company closed a public offering of 9,349,362 Units at a price of C$0.52 per Unit and 6,393,310 Flow-Through Units at a price of C$0.55 per Unit for gross proceeds of $8.1 million. Each Unit and Flow-Through Unit is comprised of one common share of the Company and one half of one common share purchase warrant. Each Unit Warrant has an exercise price of C$0.60 and entitles the holder thereof to acquire one common share of the Company until August 16, 2016. Each whole Flow-Through Unit warrant has an exercise price of C$0.65 and entitles the holder thereof to acquire one common share of the Company until August 16, 2016. Of the gross proceeds $6.1 million was attributed to common shares and recorded in equity, and $1.8 million was attributed to the warrants and recorded in warrant liability, and $0.2 million was attributed to a flow-through share premium liability. The Company paid agents fees equivalent to 7% ($0.9 million) of the public offering. The agents’ fees were satisfied with $0.6 million in cash, and 314,853 common shares of the Company. The shares had a value of $0.2 million. 78% of the agents fees were recorded in equity and 22% were recorded in transaction costs and finance fees (Note 6). The Company also issued agents 708,420 broker compensation warrants with a fair value of $0.1 million. 78% of the broker compensation warrants were recorded in equity and 22% were recorded in transaction costs and finance fees. Each broker compensation warrant consisted of one common share purchase option exercisable to purchase one additional common share in the Company at a price of C$0.60 per share until August 16, 2015.

In April 2013 the Company closed a financing in the form of an eight-month senior unsecured promissory note (the "Note") with a principal sum of $10.0 million. In connection with the Note, the Company issued 3.4 million common share purchase warrants with an exercise price of US$1.80 per warrant, which have a 5 year life. The Note bears interest at a rate of 9% per annum, payable monthly and will mature eight months from the April 12, 2013 closing date, and is discussed in detail in the commitments section of this MD&A.

Also included in financing is $16.9 million in cash outflows representing cash payments made to Deutsche Bank on the Senior Secured Gold Facility, these payments were made via four $4.23 million monthly cash payments made in lieu of delivering 4,980 ounces of gold. These net-cash settlements were made in July, August, October and November of 2013. As discussed above the accounting treatment for the Senior Secured Gold Facility changed in Q3-2013 upon the Company’s election to cash-settle the July and August obligations under the facility. The Company made neither the 4,980 ounce delivery of gold, nor the $4.23 million net-cash payment to Deutsche Bank as scheduled for December, 2013, further the Company has neglected to make any further scheduled payment under the Senior Secured Gold Facility since December 31, 2013 and as of the date of the MD&A. On January 28, 2014 the Company received a notice of default from Deutsche Bank in respect of failure to make the scheduled December 31, 2013 payment. The Company is in continued discussions with Deutsche bank, the outlook and status regarding the intended restructuring of this and other liabilities of the Company are discussed further in the Liquidity and Outlook sections below.

During the first half of 2012 the Company raised $5.0 million through a forward sales agreement entered into on January 2012. As well, $9.9 million of the $20 million prepayment received in February, 2012 for the Second Gold Forward Agreement with Deutsche Bank was attributed to the warrants that were issued. In May, 2012 $9.1 million was raised through the private placement of 39.1 million units consisting of one common share and one share purchase warrant, and in June 2012 raised an additional $5.96 million from the issuance of convertible debentures.

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Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the preparation of annual budgets to identify funding requirements early on, if any, and daily forecasting of its cash flows from operations to anticipate investing and financing activities as well as pending treasury requirements.

The Company had a losses from operations of $45.1 million and $26.1 million for the years ended December 31, 2013 and 2012, respectively; and, $3.0 million and $13.2 million of cash outflows from operations for 2013 and 2012, respectively. At December 31, 2013 the Company had a working capital deficiency of $167.1million (December 31, 2012 – $34.3 million) and an accumulated deficit of $445.6 million (December 31, 2012 – $379.0 million). The Company is currently in default on the Deutsche Bank Senior Secured Gold Facility due to a failure to deliver the required 4,980 ounces at the end of December (or the cash payment equivalent) and is in regular communications with Deutsche Bank to come to a resolution. Under the terms of the Gold Facility the default cannot be cured, however both parties are actively working to a resolution to ensure the continuation of the Company’s operations for the benefit of the shareholders.

Throughout the year senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on hand to meet expected operating expenses for 60 days. The unexpected shutdown in December and January have significantly increased the need for the Company to continue pursuing additional financing to meet the ongoing operational and capital requirements to ensure continuity of operations. The operations have undergone significant upgrades in 2012 and 2013 which have had a significant impact on the mills output capacity and also resulted in the ramp up of the SSX-Steer mine and the opening of a third mine in Q2-2013, Starvation Canyon, adding a significant level of production to the operation. The Company also obtained several toll milling contracts in 2013, adding incremental cash flows to offset the costs of existing operations. Through these investments the profitability and stability of the operations has significantly improved, however additional financing has been required to support this growth and assist in the servicing of the Senior Secured Gold Facility. As a result of the December shutdown and the shutdown the Company is undertaking in March of 2014 while awaiting the Air Permit for Jerritt Canyon, additional financing is required as well as significant negotiations with current lenders are being undertaken.

There can be no assurance that the Company will succeed in these negotiations or possibly experience further interruptions or delays in operations. If the Company is unable to generate positive cash flows or obtain adequate financing, the Company will need to curtail operations activities.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities at December 31, 2013:

	Less than 3 months	4 to 12 months	1 to 2 years	Greater than 2 years	Total
Accounts payable and accrued liabilities	$84,373	$-	$-	$-	$84,373
Finance lease obligations	1,043	2,617	1,945	340	5,945
Convertible debt	10,000	-	6,511	7,813	24,324
Forward contracts	24,086	-	-	-	24,086
Senior secured debt facility	16,932	38,097	34,417	-	89,446
At December 31, 2013	136,434	40,714	42,873	8,153	228,174

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CAPITAL RESOURCES:

The Company had a cash balance of $1.2 million as of December 31, 2013. The Company has a total of $56.4 million of cash classified as restricted at December 31, 2013 (December 31, 2012 - $51.3 million), primarily related to cash restricted under the existing bonding requirements for the future reclamation at the Jerritt Canyon property.

The Company invested the funds from the December 2013 public offering to assist with payments to the Senior Secured Gold Facility, to upgrade and refurbish the dry mill equipment at its Jerritt Canyon mill operations, and to fund general working capital. The Company invested the funds from the August 2013 public offering and September 2013 private placement into the refurbishment of its Jerritt Canyon mill operations; continued development of the underground mine facilities at the existing mines as well as at the Saval 4 Gold Mine; to fund bonding required for future reclamation obligations; to ensure that debt payments are met; and for general working capital purposes. Proceeds from the Flow-Through Units will be used for the funding of exploration activities at the Company's Ketza River property in the Yukon.

The Company invested the funds from the December 2012 public offering primarily into the development of the Starvation Canyon mine but also for funding required bonding obligations and general working capital purposes. The Company further funded the commencement of development on Saval 4 and completed the development of Starvation Canyon with $8 million drawn from the performance reserve funds relating to the August 2011 Forward Gold Purchase Agreement in February 2013; along with $10 million in proceeds obtained from an eight-month senior unsecured promissory note received in April, 2013, described in detail below in the Commitments section of the MD&A. With development work completed, and the full ramp up of the mine’s operations, it is expected that sufficient funds will be generated to support the ongoing sustaining capital requirements.

Throughout 2013 the Company pursued opportunities to restructure the existing debt commitments, primarily focusing on increasing the duration of the existing facilities, either by extending the terms in cooperation with the current holders or through the buyout of the debt under new terms, enabling it to invest further funds into existing operations or pursue further improvements to the capital structure. Due to the events of December and the resulting shutdown, the Company defaulted on the Senior Secured Debt Facility which has further accelerated the need for a complete refinancing of the capital structure, including a Company led buyout of the loan currently in default. To that end the Board of Directors of the Company has appointed a Special Committee, comprised of two independent and one non-independent Director, to review the current options and work with the appointed advisor, Raymond James, to develop and explore other alternatives.

Should the Company be able to extend the terms of the facility or otherwise refinance on longer terms, and possibly negotiate better terms with the subordinated debt holders, this will significantly improve the monthly free cash flow available to sustain the existing operations. The Company believes it can successfully complete this restructuring over the coming quarters and make significant progress in 2014.

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COMMITMENTS

On August 12, 2011, the Company entered into a Forward Gold Purchase Agreement (the “Agreement”) with Deutsche Bank, AG, London Branch (“Deutsche Bank”), which holds more than 10% of the Company’s issued and outstanding common shares. Under the Agreement the Company received a gross prepayment of $120 million (the “Prepayment”), of which net cash proceeds of $73.5 million were received on August 12, 2011. Under the terms of the Agreement, the Company has sold to Deutsche Bank, a Contract Quantity of Gold in the amount of 173,880 ounces to be delivered to Deutsche Bank over a forty-eight month term commencing September 2011. The scheduled future gold deliveries to Deutsche Bank are: (i) 1,000 ounces per month during the first nine months of the term; (ii) 2,000 ounces per month for the following nine months of the term; and, (iii) 4,330 ounces per month for the final thirty-nine months of the term. On February 7, 2012, the Company entered into a Second Forward Gold Purchase Agreement with Deutsche Bank (the “Second Agreement”).  Under this agreement, the Company received a gross prepayment of $20 million, of which net cash proceeds of $18.9 million were received on February 8, 2012, in exchange for the future delivery of 650 ounces of gold per month, over a forty-three month term commencing March 31, 2012, representing total future delivery of 27,950 ounces of gold. As previously discussed, on January 28, 2014, the Company received a notice of default from Deutsche, with respect to payment defaults under the forward gold purchase Agreements. The Notice of Default relates to the failure to make the monthly December gold delivery, or pay the cash equivalent of the gold delivery shortfall, for December, 2013, under each of the Agreements. As of the date of this MD&A neither the scheduled December delivery, nor any other delivery since has been made and the Company continues to be in default on each of the Agreements.

On November 25, 2010, the Company entered into a forward gold sales contract which specifies that 6,255 troy ounces of refined gold would be sold to the counterparty by May 30, 2011. In return, the Company received an upfront payment of $7.0 million cash. In November 2011 the Company and the counterparty agreed that the gold delivery required to settle the contract would occur in December 2012, and that approximately 2,674 additional ounces would be delivered at that time. The additional ounces to be delivered is based on a 2.25% monthly increase in the ounces of gold to be delivered for each month the contracted gold delivery is outstanding from May 30, 2011. However, at the option of the counterparty, the Company may be requested to settle the liability through a cash payment rather than through physical delivery of the gold. In December 2012 the Company and the counterparty agreed that the greater of $17.3 million in cash, or the gold delivery required (approximately 10 thousand ounces) to settle the contract, would occur in January 2014. As at the date of the MD&A no settlement of this contract has occurred and the Company continues to be in discussions with the counterparty to renegotiate settlement terms and timing.

On January 12, 2012, the Company entered into a forward sales contract with a related party which requires delivery of 3,665 ounces of gold by June 12, 2012 or cash payment of $6.0 million at the option of the related party. In June 2012 the Company and the counterparty agreed that the gold delivery required to settle the contract would be extended to August 30, 2012, resulting in an agreed upon late-settlement charge of 2.25% per month on the outstanding balance being imposed on the Company. This resulted in an additional charge of $0.4 million, or an estimated 165 ounces being due on August 30, 2012. During the second quarter of 2013, the Company and the counterparty agreed to extend settlement of the contract to June 30, 2013. Under the terms of the extension, the counterparty received the option to receive an amount of $6.6 million, or alternatively the right to receive 3,839 troy ounces of refined gold. No settlement was made on either June 30, 2013, or since. As part of the ongoing extension and renegotiation discussions since June 30, 2013, the Company made a payment of $0.5 million to the counterparty in September, 2013, this payment being almost entirely accrued interest. . As at December 31, 2013 the contract had not been settled, the Company was, and continues to be in ongoing negotiations with the counterparty to further extend the settlement date. The amount of the liability due as of December 31, 2013 was $6.8 million, and continues to accrue interest on the outstanding balance at a rate of 10% per annum.

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The Company issued unsecured convertible debentures on June 15, 2012, July 19, 2012, and October 11, 2012 for gross proceeds of C$6.0 million, C$4.0 million, and C$2.0 million, respectively (collectively, the "Debentures"). The Debentures bear interest at a rate of 11% per annum and have December 15, 2015, January 19, 2016, and April 11, 2016 maturity dates (the "Maturity Date"), respectively. At the option of the holder, the principal amount of the Debentures, and all interest accrued thereon, will be convertible into common shares of the Company (the "Shares") at any time after expiry of the four month hold period of the Debentures and prior to the close of business on the Maturity Date, based on a conversion price equal to the greater of: (a) $1.50; and, (b) the market price of the Shares, as defined in the TSX Company Manual, discounted by 5% per Share.

On April 12, 2013, the Company entered into a senior unsecured promissory note, which was amended on May 15, 2013 (the “Note”) with a principal sum of US$10.0 million. The Note bears an interest at a rate of 9% per annum and will mature on October 12, 2014. In connection with the Note, the Company issued to the counterparty (the “Lender”) 3.4 million five-year common share purchase warrants with an exercise price of $1.80 per warrant. In connection with the Note transaction, the Company also paid a finder’s fee equal to 4% of the aggregate gross proceeds to Casimir Capital Ltd. (“Casimir”) and also issued Casimir 100,000 common share purchase warrants with an exercise price of $1.85 and a term of two years from the Closing Date. The Note provides that from and after the maturity date or at the election of the Lender an Event of Default (as defined in the Note), the principal may be converted, in minimum increments of $500,000 and no more than 20% of the original principal of the amended Note in any one 30-day period, into common shares of the Company based on a conversion price equal to the greater of: (a) US$0.50, provided that if the US$0.50 floor price would cause the Lender’s ownership interest in the Company to be greater than 19.9% of the Company’s issued and outstanding common shares, the floor price shall be the price that would cause the Lender’s ownership interest in the Company to be equal to 19.9% of the Company issued and outstanding common shares; and (b) the Market Price (as defined in the TSX Company Manual) of the Company’s common shares discounted by 10% per share. The ability of the Lender to exercise its option to convert the principal into common shares remains subject to TSX approval at the time of the conversion. In addition, pursuant to the terms of the Note, the Company issued to the Lender an additional 500,000 common share purchase warrants with an exercise price of US$1.80 and an expiry date of April 12, 2018. The Company used the proceeds of the Note to complete development of the Starvation Canyon Mine, which commenced production on April 6, 2013. As of December 31, 2013 the US $10 million principal, and accrued interest of $0.05 million, had not been paid and remained outstanding. Subsequent to December 31, 2013 the Company entered into an agreement with the Lender to extend the maturity date of the Note to January 12, 2014, and to amend the exercise price of the related warrants from US$1.80 to US$0.50. The amendment to the exercise price of the warrants became effective as of February 14, 2014. The principal amount was not settled on the extended January 12, 2014 maturity date, this resulted in the Company incurring interest on the outstanding balance at a rate of 21% per annum, payable monthly.

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OUTLOOK:

Despite the interruption to operations in December of 2013 the Company was able to produce and sell approximately 140,000 ounces, less than targeted earlier in the year however in line with adjusted year-end expectations. The Company believes it can sustain a production level of between approximately 160,000 to 170,000 ounces from its three existing underground mines (including Starvation Canyon mine which was completed in April of 2013) with potential increases coming from a fourth mine, Saval 4. The Saval 4 lies in close proximity to the SSX-Steer mine and will ultimately produce between 200-300 TPD of additional ore with comparable grades to the other mines. Some additional capital will be required to complete and equip this mine; the final amounts are still being assessed due to the ability to use existing resources, but will likely be between $4 million to $6 million in development and machinery over the next several quarters as production increases.

To supplement the ores from the property, the Company has a toll milling agreement with Newmont USA Ltd. to process up to 45,000 tons per month which extends to December 31, 2014, adding additional incremental revenues and cash flows to the Jerritt Canyon operation. The Company also has other agreements in place, including the Klondex toll milling agreement for their non-refractory ore.

As previously noted the Company has substantially completed all items under the Consent Decree, including the addition of air emissions control equipment for mercury. Stack testing will continue on a quarterly basis for the roaster stacks until the Consent Decree is extinguished.  The roasters continue to pass the testing requirements as well as all other points of emissions at the facility including the ore dryer and the refinery furnace.  The Company has entered into a second modified Consent Decree with the NDEP to revise the timelines and also clearly define the ongoing requirements. Testing of treatment methods for RDA seepage (the remaining CD item) began in the first quarter of 2013 and continues with indications of success but will require several seasons to determine the most effective solution and also determine what potential bonding would be needed to secure the completion of that work.  In the interim, as part of modifying the Consent Decree in December, the Company has agreed to place $10 million of bonding by May 31, 2014 related to the ongoing work around the RDA water treatment until a solution has been agreed upon in lieu of possible penalties (totaling $10.6 million) that were assessed under the Consent Decree. These penalties could still payable in the event the Company is unable to secure the bonding required hence the Company has recorded a provision for this amount. The Company is confident in its ability to place the bonding and believes the ultimate solution will require significantly less surety than this which would allow the Company to recover a portion of these funds in the future.

As noted previously the Company is currently developing plans for the 2014 surface exploration budget, identifying priority targets so that these can be matched to funding availability based on overall expected return for each area. There is significant confidence in the long term exploration potential of Jerritt Canyon, including additional drilling in the north end beyond the historical drill depths capped at 200 meters and also in the significantly underexplored south end of the property. The near term focus is on developing out from Zone 1 of the SSX-Steer mine, targeting resources in the Mahala basin that were identified during the 2011 drill program. The development drift will be established in the fourth quarter of 2013 and the first quarter of 2014, with underground drilling occurring at the same time. It is expected that this will increase the required confidence needed in the geostatistics to allow for approximately 300,000 ounces to be converted from inferred resource into reserves.

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The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The Company’s ability to continue as a going concern and recover its investment in property, plant, and equipment and mineral properties is dependent on its ability to obtain additional financing in order to meet its planned business objectives and generate positive cash flows. However, there can be no assurance that the Company will be able to obtain additional financial resources or achieve profitability or positive cash flows. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which values could differ significantly from the going concern basis.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of December 31, 2013.

SUBSEQUENT EVENTS

Other than those items discussed above, there are no material events to disclose subsequent to December 31, 2013 to the date of this MD&A.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2013, the Company was charged a total of $0.4 million (2012 - $0.3 million) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at December 31, 2013 was $0.1 million (as at December 31, 2012 – $nil).

In January 2012 the Company entered into a gold forward contract with a company related by common directors. The fair value of this liability was $6.1 million as at December 31, 2013 (2012 - $7.0 million). For the year ended December 31, 2013, a revaluation loss of $0.2 million was recognized (2012 – $1.4 million).

In July 2011 the Company entered into a royalty agreement with a company owned by a director of the Company. The royalty agreement arose in connection with the use of proprietary mercury emissions technology, owned by the related party, at Jerritt Canyon. During the year ended December 31, 2013, a total of $0.5 million was charged to the Company under this agreement (2012 – $0.4 million). The amount owing at December 31, 2013 is $0.2 million (December 31, 2012 – $0.1 million).

The amounts outstanding are unsecured and will be settled in cash. No expense has been recognized for bad or doubtful debts in respect of the amounts owed by related parties.

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Compensation of key management personnel:

The remuneration of directors and other members of key management personnel during the periods were as follows:

	2013	2012
Salaries, directors fees, and short-term benefits	$1,852	$1,718
Share-based payments	363	1,927
	$2,215	$3,645

The remuneration of directors and key executives is determined by the compensation committee and is dependent upon the performance of individuals, the performance of the Company, and external market trends.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the financial statements. By their nature, these estimates and judgments are subject to management uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Critical accounting estimates that have the most significant effect on the amounts recognized in the financial statements are:

Capitalization of long-term mine development costs

The Company capitalizes mining and drilling expenditures that are deemed to have economic value beyond a one-year period. The magnitude of this capitalization involves a certain amount of judgment and estimation by the mine engineers. The magnitude of this capitalization makes this a critical accounting estimate.

Impairment testing of long-lived assets

At each reporting date, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets are impaired. If such impairment exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment. Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest.

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Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable value, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior years. A reversal of an impairment is recognized as income immediately.

A National Instrument 43-101 compliant estimate of proven and probable reserves and measured, indicated & inferred resources for each mineral property is a critical estimate in evaluating long-lived assets for impairment. In addition, estimates such as the future price of gold and certain capital and operating cost estimates are critical estimates in the evaluation of potential impairment of long-lived assets.

Decommissioning and rehabilitation provisions

Reclamation costs are estimated at their fair value based on the estimated timing of reclamation activities and management’s interpretation of the current regulatory requirements in the jurisdiction in which the Company operates. Changes in regulatory requirements and new information may result in revisions to these estimates. The estimated asset retirement obligations on both the Jerritt Canyon property and the Ketza River property are fully funded at this date.

Income taxes

Deferred taxation is recognized using the liability method, on unused tax losses, unused tax credits, and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, the deferred taxation is not recognized for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred taxation is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred taxation asset is realized or the deferred taxation liability is settled.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the on unused tax losses, unused tax credits, and temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

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Share based payments and valuation of warrants

The fair value of stock options granted, measured using the Black-Scholes option pricing model, is used to measure share-based compensation expense. The Black-Scholes option pricing model requires the usage of certain estimates, which includes the estimated outstanding life of stock options granted.

When the Company issues Units that are comprised of a combination of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair values. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model. Those warrants which are denominated in a currency other than the Company’s functional currency are recognized on the statement of financial position as derivative instruments.

Derivative Instruments

All financial instruments that meet the definition of a derivative are recorded on the statement of financial position at fair value. Changes in the fair value of derivatives are recorded in the statement of operations. Management applies significant judgment in estimating the fair value of those derivatives linked to the price of gold.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued are as follows:

Accounting standards adopted January 1, 2013:

i)	Amendments to IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”)

The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement. The disclosures should be provided retrospectively for all comparative periods. This amendment did not have an impact on the Company’s consolidated financial statements.

ii)	IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

Issued in May 2011, IFRS 10 replaces the consolidation guidance previously provided by IAS 27-consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. This new standard redefines the principle of control for all types of entities, being based on exposure or rights to variable returns from the investee and the ability to affect the reporting entity’s returns. This standard did not have an impact on the Company’s consolidated financial statements.

iii)	IFRS 11 - Joint Arrangements (“IFRS 11”)

IFRS 11 replaces IAS 31 - Interests in Joint Ventures, and SIC 31- Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 establishes a principle based approach to accounting for joint arrangements, in which an entity is involved, by assessing its rights and obligations and classifying the type of joint arrangement based on such an assessment. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. This standard did not have an impact on the Company’s consolidated financial statements.

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iv)	IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12’)

IFRS 12 requires enhanced disclosure of the Company’s interests in both consolidated and non-consolidated entities to enable readers of the financial statements to evaluate the nature of and risks associated with these interests. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. This standard did not have an impact on the Company’s consolidated financial statements.

v)	IFRS 13 - Fair Value Measurement (“IFRS 13”)

Issued in May 2012, IFRS 13 sets out a single framework for measurement and disclosure of information regarding fair value measurement. This standard applies when another IFRS requires, or permits, fair value measurements and/or disclosures about fair value measurements. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has provided additional disclosure on its consolidated financial statements as a result of this standard.

vi)	Amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”)

This amendment, issued in June 2011, requires an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. This standard did not have an impact on the Company’s consolidated financial statements.

vii)	Amendment to IAS 19 – Employee Benefits (“IAS 19”)

This amendment, issued in June 2011, introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the option to defer, or recognize in full in earnings, actuarial gains and losses, and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income, and requires use of the same discount rate for both defined benefit obligation and expected asset return when calculating interest costs. Other amendments include modification of the accounting for termination benefits and classification of other employees. This amendment did not have an impact on the Company’s consolidated financial statements.

viii) IFRIC 20 – Stripping Costs in the Production Phase of A Surface Mine (“IFRIC 20”)

In October 2011, the IASB issued IFRIC 20 which clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted, and includes guidance on transition for pre-existing stripping assets. This standard did not have an impact on the Company’s consolidated financial statements.

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Accounting standards effective January 1, 2014 or later:

i)	IAS 32 - Offsetting Financial Assets and Financial Liabilities (“IAS 32”)

The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’. The amendments to IAS 32 require retrospective application. The Company is currently evaluating the impact the amendments are expected to have on its consolidated financial statements.

i)	IFRS 9 - Financial Instruments (“IFRS 9”)

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity for the classification and measurement of financial instruments. This project has now been completed. However, as part of the Limited Amendments to IFRS 9 project, on 24 July 2013 the IASB tentatively decided to defer the mandatory effective date of IFRS 9 and that the mandatory effective date should be left open pending the finalization of the impairment and classification and measurement requirements. IFRS 9 would still be available for early application.

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Outlook on Future Earnings

Future net earnings will be primarily impacted by gold production. For 2014, the Company has targeted production of 160,000 to 180,000 ounces of gold; and, processing 263,600 tons of tolled milled, which will reduce costs per gold ounce sold. The Company is forecasting mining production at its mines to increase in 2014 to over 3,500 tons per day, this including ores from the new Saval 4 underground mine, scheduled to commence operations in the mid-2014.

Items also impacting net earnings include the market price of gold price, and changes in fair values of the Company’s share purchase warrants with an exercise price denominated in Canadian dollars. Changes in the fair value of the share purchase warrants are primarily influenced by the Company’s share price as well as the Canadian to USD exchange rate. Generally, if either the share price or the volatility increase, or the Canadian dollar strengthens against the USD, with other factors remaining constant, the fair value of the warrant liability will increase and the Company will record an expense in its future earnings.

The IASB has a work plan in effect which continues to amend and add to current IFRS standards. The Company will monitor the progress of this work plan and assess the impact of the changes on the Company on a timely basis.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables, restricted funds, accounts payable and accrued liabilities, borrowings, and derivative liabilities. The Company’s derivative liabilities include forward contracts, the embedded gold derivative component of borrowings, and warrants.

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The Company’s financial assets and liabilities are classified as FVTPL and therefore are carried at fair value with changes in fair value recorded in income. Interest income and expense are both recorded in income. The Company’s financial assets and liabilities include cash and cash equivalents, restricted funds, and derivative assets and liabilities. The Company’s derivative liabilities are comprised of: (a) Warrants (considered derivatives due to being denominated in Canadian dollars, a different currency than the Company’s U.S. dollar functional currency); (b) derivative Forward Contracts; and, (c) the gold derivative embedded within the convertible debentures (the “Embedded Derivative”). The fair value of derivative forward contracts are made by reference to the gold spot price at period end. The fair value of the company’s share purchase warrants and embedded derivatives is determined using option pricing models.

Accounts receivables are classified as loans and receivables. Accounts payable and accrued liabilities, as well as the debt component of borrowings are classified as other liabilities and are measured at amortized cost, using the effective interest method. The fair values of accounts receivables, accounts payable and accrued liabilities approximate the carrying value because of the short term nature of these instruments.

RISK ASSESSMENT

There are numerous risks involved with gold mining and exploration companies and the Company is subject to these risks. The Company’s major risks and the strategy for managing these risks are as follows:

Gold price volatility

The price of gold has been historically volatile and this volatility will likely continue both near-term and long-term. Management’s strategy in dealing with this volatility is to expose gold produced by Jerritt Canyon to this volatility (i.e. sell gold at market rates as produced), thus participating in upward movements in price of gold, while also being exposed to downward movements in the price of gold. The Company has currently entered into two derivative forward contracts whereby future settlement will be determined by the future market price of gold. As repayment of these obligations is referenced to the gold spot price, increases in the price of gold will increase the cost of payment.

Further, the Senior Secured Gold Facility with Deutsche Bank, entered into on August 12, 2011 and February 7, 2012 includes the obligation to deliver gold, and/or make net-cash settlements that are a derivative of the market price of gold on the date of the scheduled delivery amount.

Estimates of reserves and resources

Resource estimates involve a certain level of interpretation and professional judgment. In the past the Company opted to utilize the services of SRK Consulting in the National Instrument 43-101 work for both the Jerritt Canyon mine and the Ketza River project. This ensures a consistent methodology is utilized from property to property.

Environmental risk

Environmental factors must be taken into account at all stages of project development and during mining operations. The Company understands that it is critical to long-term success to operate in an environmentally conscious manner. The operations in Nevada are subject to close environmental regulation from the NDEP and the Company is currently operating under the terms of a Consent Decree signed in October 2009. The Company must continue to comply with the terms and deadlines of the Consent Decree or be subject to further fines until it returns to compliance.

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Safety risk

The mining business can present some significant safety risks during all phases of project/mine life. The Company has undertaken several safety related capital improvements to the Jerritt Canyon facilities since acquiring the property in 2007 to mitigate the impact of these risks. These safety related improvements continue to be a component of the capital budget.

Liquidity risk (ability to raise capital)

The availability of capital is dependent on both macroeconomic factors and the Company’s track record in utilizing capital. The industry continues to go through a period of credit tightening, with heightened security requirements and lowered funding expectations, which present significant challenges to companies attempting to obtain financing. The ability to obtain regular debt financing continued to prove difficult for companies without a sufficient history of sustainable earnings.

The Company was able to obtain funds financing in 2013 and 2012 through both debt and equity markets. The Company was able to raise equity financing with both a public offering and a private placement during 2013. Debt financing in 2013 was done by way of issuing the $10 million Note. 2013 experienced downward pressures on market metal prices, with significant declines in precious metal prices. The fall in the gold price resulted in the exodus of capital in gold equities, and as with most gold-mining companies directly impacted the Company’s market capitalization thus increasing the difficulty to do any significant forms of equity financing without incurring significant dilution. Management attempts to use capital resources as efficiently as possible, while being aware of the need to invest money in the finding and developing future gold-bearing ore bodies. The Company’s previously discussed default status with certain creditors has increased the risk relating to the ability to raise capital.

Exploration for future gold resources and reserves

Exploration can be a very capital intensive undertaking for the Company. Management understands this risk and attempts to use available resources as efficiently as possible. The Company determines an appropriate level of exploration expenditures during the budgeting process and the results of these programs are assessed to determine future level of exploration activity.

OUTSTANDING SHARE DATA

The following is the outstanding share information for Veris as of April 14, 2014:

# Outstanding (000')
Common shares issued and outstanding	154,378

		Weighted average	Weighted average
Outstanding equity instruments	# Outstanding (000')	Exercise price	Years to expiration
Warrants	44,550	$1.62	2.2
Stock options	5,520	$2.78	1.5

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DISCLOSURE CONTROLS AND PROCEDURES

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s consolidated financial statements for the year ended December 31, 2013 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the Company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Refer below to Internal Control Over Financial Reporting. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, including the Chief Executive Officers and Chief Financial Officer, has assessed:

(i)	the design and evaluated the effectiveness of the Company’s disclosure controls and procedures and

(ii)	the design of the company’s internal control over financial reporting as of December 31, 2013 pursuant to the certification requirements of National Instrument 52-109. Management has satisfied itself that no material misstatements exist in the Company’s financial reporting at September, 2013.

ADDITIONAL INFORMATION

Additional information may be examined or obtained through the internet by accessing the Company’s website at www.verisgold.com or by accessing the Canadian System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com.

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FORWARD LOOKING STATEMENTS

This report contains “forward-looking statements”, including all statements that are not historical facts, and forward looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other factors related.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

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